蘇利文・克倫威爾美國法律事務所
SULLIVAN & CROMWELL
AMERICAN LAWYERS

TELEPHONE: 852-2826-8688
FACSIMILE: 852-2522-2280
WWW.SULLCROM.COM

ROBERT G. DELAMATER
CHUN WEI

RESIDENT PARTNERS
ADMITTED IN NEW YORK

28th Floor
Nine Queen's Road Central
Hong Kong

BEIJING • TOKYO
MELBOURNE • SYDNEY
FRANKFURT • LONDON • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

November 1, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

On behalf of Tsingtao Brewery Company Limited (the "Company"), a joint stock limited company established under the laws of the People's Republic of China, enclosed is a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being

dlw 11/4

furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell's Hong Kong office (telephone: 852-2826-8622; facsimile: 852-2522-2280).

Very truly yours,

Jacob Shek

(Enclosure)

cc: Xiaohang Sun
(Tsingtao Brewery)

Chun Wei
Ling Yang
(Sullivan & Cromwell)

File No. 82-4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

November 1, 2002

A. Announcement in relation to 2002 Third Quarterly Report, dated October 30, 2002.

File No. 82-4021
Document A

TSINGTAO BREWERY COMPANY LIMITED 2002 THIRD QUARTERLY REPORT

(A sino-foreign joint stock company established in the People's Republic of China with limited liability)

The 2002 third quarterly report of the Company has been prepared in accordance with the accounting standards of the PRC and has not been audited.

I. CORPORATE INFORMATION:

1. Official Name of the Company: 青岛啤酒股份有限公司
   Name in English: TSINGTAO BREWERY COMPANY LIMITED
2. Legal Representative: Li Gui Rong
3. Secretaries of the Board: Yuan Lu
   Securities Affairs Representative: Zhang Rui Xiang
   Address: Room 1603, Tsingtao Beer Tower, May Fourth Square, Hong Kong Rd., Central, Qingdao
   Telephone: (0532) 5713831
   Fax: (0532) 5713240
   Email: secretary@tsingtao.com.cn
4. Registered Address: 56 Dengzhou Road, Qingdao
   Office Address: Tsingtao Beer Tower, May Fourth Square, Hong Kong Rd., Central, Qingdao
   Postal Code: 266071
   Website: http://www.tsingtao.com.cn
   Email: info@tsingtao.com.cn
5. Designated Newspapers for Information Disclosure: Wen Wei Po
   South China Morning Post
   Website for Quarterly Report: http://www.hkex.com.hk
   Quarterly Report Kept at: Secretariat of the Board
6. Listing of Shares:
   A Shares: Shanghai Stock Exchange
   Name of Stock in short: 青岛啤酒 (TSINGTAO BREWERY)
   Code: 600600
   H Shares: The Stock Exchange of Hong Kong Limited
   Code: 0168
7. Main financial data and indicators *(Unit: Rmb'000)*

Item	Jan-Sept 2002	Jan-Sept 2001
Net profit	234,276,060	138,135,711
Net profit after extraordinary items	239,462,640	104,244,797
Earning per share (fully diluted)	0.2343	0.1381
Earning per share (weighted average)	0.2343	0.1441
Return on net asset (fully diluted)	7.32%	4.44%
Return on net asset (weighted average)	7.60%	6.07%
Return on net asset after extraordinary items	7.49%	3.35%
Item	**30 September 2002**	**31 December 2001**
Shareholders' equity (excluding minority interests)	3,199,102,039	2,964,914,586
Net asset per share	3.20	2.96
Adjusted net asset per share	3.08	2.87

Note: Extraordinary items include: A. subsidized income of Rmb38,934,971;
B. non-operating net income of Rmb-44,121,551.

(2) Income and expenses expressed as a percentage of profit before tax (Unit: in ten thousands of RMB)

	Jan-Sept 2002		Jan-Jun 2002		
Item	Amount	Percentage of profit before tax	Amount	Percentage of profit before tax	Increase (Decrease) in Percentage of profit before tax
Gross profit	182,236	463.91%	108,125	507.88%	-8.66%
Profit from other operations	1,291	3.29%	937	4.40%	-25.23%
Expenditures for the period	145,144	369.49%	88,127	413.94%	-10.74%
Investment income	1,417	3.61%	1,059	4.97%	-27.36%
Subsidy income	3,893	9.91%	2,123	9.97%	-0.60%
Non-operating expenses, net	-4,412	-11.23%	-2,828	-13.28%	-15.44%
Profit before tax	39,282	100%	21,290	100%	-

Main reasons for changes in each item expressed as a percentage of profit before tax:

(i) Reduction of gross profit and the expenditures for the period as a percentage of profit before tax was due to product sale growth during the period and sustainable growth in profit before tax;

(ii) Reduction of profit from other operations and investment income as a percentage of profit before tax was mainly due to the fact that extent of growth in profit before tax for the period was higher than that in profit from other operations and investment income;

(3) Financial position *(Unit: in ten thousands of RMB)*

	30 September 2002		31 December 2001		
Item	Amount	Percentage of profit before tax	Amount	Percentage of profit before tax	Increase (Decrease) in Percentage of profit before tax
Cash and bank deposits	91,745	10.48%	57,033	6.92%	51.45%
Accounts receivable, net	17,394	1.99%	15,165	1.84%	8.15%
Other receivables, net	35,958	4.11%	32,792	3.98%	3.27%
Inventories, net	97,642	11.16%	104,456	12.67%	-11.92%
Total fixed assets	542,326	61.96%	537,055	65.15%	-4.90%
Total asset	875,317	100%	824,384	100%	-

Main reasons for changes in each item:

(i) The increase in cash and bank deposits was mainly attributable to an increase in the Company's net cash inflow from operating activities for the period and enhanced liquidity achieved by its subsidiaries;

(4) Subsequent events

On 21 October, 2002, the Company and A-B, a US brewery company entered into a strategic investment agreement. Accordingly, the Company proposed to issue special purpose convertible bonds in aggregate amount of approximately US$182 million (approximately HK$1,416 million) in three tranches to A-B. Such bonds will be entirely converted into equity interests in 7 years as stipulated in the agreement. The shareholding interests of A-B in the Company will increase from the current 4.5% to 9.9%, further to 20% and ultimately to 27%. All increases in shareholding are H shares listed on the Stock Exchange of Hong Kong. The details have been announced in the Company's announcement on 24 October, 2002.

II. CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

1. There were no changes in the capital structure of the Company during the reporting period.
2. The shareholdings of the Substantial Shareholders are as follows.

Shareholdings of the top ten shareholders of the Company as at 30 September 2002

Shareholders	Class of shares	Number of shares held at the end of period	Percentage of the total Share Capital (%)	Increase/ Decrease of shareholding
Qingdao State-owned Assets Administration Bureau	A	399,820,000	39.98	0
HKSCC Nominees Limited	H	336,136,380	33.61	-84,000
Bank of China, Shandong Province Branch	A	29,250,000	2.93	-
Construction Bank of China, Qingdao Branch	A	19,080,000	1.91	-
Qingdao Huaqing Financial Service Company Limited	A	5,000,000	0.5	-
Tai He Fund	A	3,515,824	0.35	-
Feng He Value	A	3,411,158	0.34	-
富國平衡	A	2,999,971	0.30	
Hong Kong and Shanghai Bank Nominees Limited A/C 14	H	1,200,000	0.12	-
The Hong Kong and Shanghai Bank Nominees Limited	H	1,143,699	0.11	-

As far as the Company is aware, none of the top ten shareholders are connected to one another.

III. MANAGEMENT DISCUSSION AND ANALYSIS

1. Review of operation for the reporting period

Being the largest brewery in China, the Company is currently engaged in the manufacturing and sales of various brands of beer, with Tsingtao beer being the flagship in the PRC.

In the reporting period, the Group persisted in its established guiding principle of "striving for further success in the new millennium through system integration, mechanism innovation, enhancement of core competitiveness and commitment to consolidation and improvement for market dominance". The Group expedited the pace of consolidation and innovation with an aim to win national award on quality management and as a result significant achievements and progress were made. From January to September, the volume of beer sales reached 2,530,000 kilolitres, a growth of 20.6% as compared with the corresponding period over the last year, among which the volume for the flagship brand, Tsingtao, reached 748,000 kilolitres, a growth of 41%, realising a net profit of RMB234,280,000, representing a rise of 69.6% over the last year. The successful market expansion to Taiwan helped to raise the Company's export quantity to 49,000 kilolitres from January to September, an increase of 119% over the previous period.

The Company promoted the corporate motif of "Excelling oneself, attaining excellence" and actively reviewed its internal organization, markets, managements and financial affairs. The Company has already made several achievements in this stage. In the reporting period, the sales of the Company's beer kept rising while production costs, management and sales expenses were effectively brought under control. As a result the growth of the Company's profit was far more than the growth of beer sales and sales revenue.

On 21 October, the Company and Anheuser-Busch Companies Inc. ("A-B") entered into a strategic investment agreement. The agreement pulled together the Company's brandname, production bases and sales network with A-B's capital, management skills and technology. Through the co-operation, the Company will enjoy a sustainable growth potential. The ultimate aim is for the Company to become one of the top ten brewries in the world.

2. Analysis of operating results and financial status

(1) Changes in turnover, gross profit and net profit against the previous period and their reasons (Unit: in ten thousands of RMB)

Item	Jan-Sept 2002	Jan-Sept 2001	Increase (Decrease)
Turnover	571,917	422,061	35.51%
Gross profit	182,236	127,766	42.63%
Net profit	23,428	13,814	69.60%

Main reasons for changes in each item:

(i) increase in turnover was mainly attributable to continuous satisfactory growth of product sales of the Group in the first three quarters of 2002, of which sales of flagship brand of Tsingtao Brewery grew 41% against the previous period;

(ii) increase in gross profit was mainly attributable to increase in turnover during the period;

(iii) increase in net profit was mainly attributable to two aspects, namely product sale growth during the period, and the extent of increase in the costs were smaller than that of the income.

IV. SIGNIFICANT EVENTS

1. Progress in material litigation

During the reporting period, the judgement of the case in which the Company sued Qingdao Honglong Trading Company Limited ("Honglong Company") for default payment for beer purchases was given. The case was first judged by Qingdao Intermediate Court of People that Honglong Company and its shareholders shall jointly pay the outstanding amount of RMB15,105,047.64 for settlement of beer purchase to the Company. The Company has applied to the Court for enforcement.

As disclosed in the 2001 annual report of the Company, Qingdao Guangming General Company sued the Company for breach of a distribution contract. No progress has been achieved to date.

2. Revision of the Articles of Association

On 24 June, 2002, the Company convened an annual general meeting, and the proposal of revising the Articles of Association of the Company was approved by a special resolution. The revised articles of association was approved by the State's Economic and Trade Commission on 6 September.

3. During the reporting period, the Company had no material guarantee, custodian arrangement and leases, nor had it any designated wealth management and entrusted loans.

V. FINANCIAL REPORT

1. Financial Statements

(1) Consolidated Balance Sheet (Condensed) *(Unit: in ten thousands of RMB)*

Items	As at 30 September 2002	As at 31 December 2001
Current assets	260,632	220,301
Total long-term investments	-9,273	-10,448
Fixed assets, net	518,168	521,659
Total intangible and other assets	81,089	76,636
Total assets	875,317	824,384
Current liabilities	462,554	434,184
Long-term liabilities	18,938	25,985
Minority interests	73,914	67,724
Shareholders' equity	319,910	296,491

(2) Consolidated Income Statement (Condensed) *(Unit: in ten thousands of RMB)*

Items	Jul-Sept 2002	Jan-Sept 2002
Turnover	220,244	571,917
Gross profit	74,111	182,236
Profit from other operations	354	1,291
Expenditure for the period	57,017	145,144
Investment income	359	1,417
Non-operating expenses, net	-1,584	-4,412
Enterprise income tax	4,582	10,423
Net profit	11,146	23,428

2. Notes to Financial Statements

(1) The accounting policies and the accounting estimates adopted by the Company did not have significant changes as compared to those in the previous periodic reports;

(2) The accounting policies adopted in preparing this financial statements are substantially the same as those in annual reports.

(3) As compared to the previous financial statements, the scope of consolidation has changed due to the establishment or cancellation of the following subsidiaries:

a. In July 2002, Tsingtao Brewery (Xiamen) Company Limited and Tsingtao Brewery (Zhangzhou) Company Limited, both subsidiaries of the Company, made a contribution of RMB500,000 each for the establishment of Tsingtao Brewery Xiamen Sales Company Limited, which is owned as to 50% by Tsingtao Brewery Xiamen Sales Company Limited and therefore as to 40% indirectly by the Company. This company has been included in the consolidation of the financial statements.

b. In September 2002, the Company's subsidiary Tsingtao Brewery Shanghai Sales Company Limited completed its cancellation of registration, and was excluded in the consolidation of the financial statements.

c. In September 2002, the Company's subsidiary Tsingtao Brewery Jiangsu Sales Company Limited completed its cancellation of registration, and was excluded in the consolidation of the financial statements.

(4) There was no unconsolidated subsidiary that should have been included in the consolidated financial statements.

29 October 2002